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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  JANUARY 2010

Commission File Number: 51848

ALDA Pharmaceuticals Corp.

(Translation of registrant’s name into English)

635 Columbia St. New Westminster, B.C., Canada, V3M 1A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]               Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ��              No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-_______________.

Exhibit No.	Document
1.	January 19, 2010 Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALDA Pharmaceuticals Corp.

Date:   January 19, 2010

By:

“Terrance G. Owen”

Name:

Terrance G. Owen, Ph.D., M.B.A.

Title:

President & CEO

January 19, 2010

APH: TSX-V

OTCBB: APCSF

LETTER TO THE SHAREHOLDERS OF ALDA PHARMACEUTICALS CORP.

It has been an eventful year and an even more eventful quarter. As shown in the financial statements filed on SEDAR on Friday, January 15, 2010, revenues for the quarter ended December 31, 2009 were nearly $1 million. Compared to corresponding quarters of previous years, this was an 18-fold increase in revenues. This dramatic increase came about for a number of reasons, including the Company becoming an Official Supplier to the Vancouver 2010 Winter Games (“The Winter Games”), concerns about the H1N1 pandemic, health authorities recommending the use of hand sanitizers and a general shortage of hand sanitizers in the market. A host of new customers started stocking ALDA’s T 36® Antiseptic Hand Sanitizer and some also offered T36® Disinfectant to their customers. The new retail outlets included Shoppers Drug Marts, Pharmasave, London Drugs, T&T Supermarkets and IGA Marketplace. The Company also became a supplier to Acklands-Grainger, Inc. (“AGI”) Canada’s largest distributor of industrial, safety and fastener products.

The bulk of the sales were of T 36® Antiseptic Hand Sanitizer in 60 and 240 ml bottles and 900 and 1,200 ml bags for manual and automatic dispensers which were placed throughout various VANOC locations including the Richmond Olympic Oval and General Motors Place, Vancouver International Airport (“YVR”) Grouse Mountain Resorts, the municipalities of New Westminster and Richmond, VANOC headquarters and the Whistler Conference Centre.

As the Winter Games approach, ALDA and T 36® will be receiving an increased amount of publicity and exposure from posters that are placed throughout the Skytrain system and large billboards at YVR and the Canada-US border. The Company’s products will be found throughout the Winter Games and samples will be purchased by VANOC for athletes, volunteers and media representatives.

While sales were much higher than usual, production expenses also increased proportionately and gross margins of approximately 27% were achieved. Management will look for cost savings as demand for products becomes more predictable but the financial commitments to VANOC during the next quarter suggest that profitability will be unlikely. A obvious way to improve margins is for the Company to control its own manufacturing and management will be reviewing this possibility once the demand for product has stabilized and proper projections can be made.

A major effort will be undertaken in sales and marketing now that the hand sanitizer market is less frantic. There are still many potential customers that can be approached and the current customers will be needing assistance from the Company to properly position and promote T 36® products.

The Company received a substantial amount of publicity since the VANOC agreement was announced including interviews with CBC, CTV and Global TV, Business in Vancouver and BNN. With an estimated 10,000 media representatives attending the Winter Games, more opportunities are likely to arise.

The short-term focus for the Company is to capitalize on the exposure and credibility provided by the Winter Games by taking and holding as much market share as possible. In the medium term, the focus in on achieving registration of the T 36® products in other jurisdictions that recognize Canadian Drug Identification Numbers (“DIN’s”). In the long-term, the Company will continue working towards the registration of T 36® formulations for therapeutic applications.

Although the last quarter was a turning point for the Company, sales of commercial and consumer products do not match the long term potential of the therapeutic application of ALDA’s patented T 36® technology. One of the first applications to be pursued is the use of T 36® as a pre-surgical and pre-injection skin antiseptic. An Investigational New Drug (“IND”) submission has been presented to the FDA for consideration. Four pre-clinical tests are likely to be required before human clinical trials can begin but the protocols have been established and are included in the submission. The Company is interested in the antiseptic market because Enturia, the company that brought the leading skin antiseptic to the market, was purchased by Cardinal Health for $490 Million in April, 2008.

Other planned therapeutic products include first aid ointments for cuts scrapes, insect bites, etc., a combination of T 36® and anti-inflammatories, analgesics and anesthetics for use on more intractable skin conditions and infections such as eczema, psoriasis and fungal infections, such as athlete’s foot, diaper rash and toenail infections. Treatment for vulvovaginal infections (“VVI’s”) have been prepared that will combat all classes of infectious organisms rather than just fungi which are responsible for only about one-third of all VVI’s. A version of the VVI treatment has been prepared as a microbicidal gel that is designed to prevent the spread of sexually transmitted infections (“STI’s”).

Management has established a clear plan for the future and is of the opinion that all of the objectives that have been presented in the past have been met as time and funds have allowed. With the past track record as a reference, we are confident that our goals in the future will be met.

“Terrance Owen”

Terrance G. Owen, Ph.D., M.B.A.

President & CEO

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

ALDA Pharmaceuticals Corp. 635 Columbia Street, New Westminster, BC V3M 1A7 Canada Telephone [604] 521.8300 - Facsimile [604] 521.8322 www.aldacorp.com